January 17, 2012

United States Securities and Exchange Commission

Kathleen Collins

Melisa Kindelan

Melisa Feider

100 F Street, N.E.

Washington, D.C. 20549

Re:	Saba Software, Inc.
Form 10-K for the Fiscal Year Ended May 31, 2011
Filed August 5, 2011
Form 10-Q for the Fiscal Quarter Ended August 31, 2011
Filed October 6, 2011
File No. 001-34372

Madams:

On behalf of Saba Software, Inc. (“Saba” or the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 22, 2011 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2011, filed on August 5, 2011 (the “Annual Report”) and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2011, filed on October 6, 2011 (the “Quarterly Report”). The numbering of the paragraphs below corresponds to the numbering of the comments, which, for the Staff’s convenience, we have incorporated in this response letter.

General.

1. We note that Iranian company Iran Argham’s website discusses its use of Saba Software in several of its banking applications. We also note from the website that its customers include Iran’s Bank Melli, which is included on the Treasury Department’s list of Specially Designated Nationals, and the Nuclear Energy Organization. Finally, we note from your website and a third-party profile that your customers and strategic partners include Alcatel Lucent, Cisco Systems, Credit Suisse, Dell, Deutsche Telecom, France Telecom, Hewlett-Packard, Huawei Technologies, IBM, Nokia, Panasonic, Procter and Gamble, Royal Bank of Canada, Siemens, Sony Electronics and Telecom Italia, and that these companies have contacts with Iran, Syria, Sudan and/or Cuba. Iran, Syria, Sudan and Cuba are designated as state sponsors of terrorism by the State Department, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Sudan and/or Cuba, whether through subsidiaries, distributors, resellers or other direct or indirect arrangements, including whether the above-reference customers or partners use your software, services, applications or products in their business with Iran, Syria, Sudan or Cuba. Your response should describe any services or products you have provided to Iran, Syria, Sudan or Cuba and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

We supplementally advise the Staff that Iran Argham is not a customer nor user of the Company’s products. The Company offers solutions that are used for talent management and employee development. A review of Iran Argham’s website describes a “Saba switch” that is used by the banking industry in conjunction with Automated Teller Machines (ATMs). We also note that the word “saba” has a meaning in many different languages, including Farsi, the predominant language in Iran. We respectfully submit to the Staff that the reference to “Saba Software” on Iran Argham’s website is to an entity unrelated and unknown to the Company.

We further supplementally advise the Staff that the Company does not have any past, current or anticipated contacts with Iran, Syria, Sudan and/or Cuba, whether through subsidiaries, distributors, resellers or other direct or indirect arrangements. With respect to the customers and strategic partners identified by the Staff in the comment, the Company does business with many global, multi-national entities. In each case where the Company has a relationship with a multi-national entity, the Company has had no dealings or any relationship with persons or entities in Iran, Syria, Sudan or Cuba. In addition, as indicated below in response to Staff comment 3, the Company’s agreements, including agreements with its multi-national customers and strategic partners, contain language prohibiting unauthorized use or access of the Company’s solutions in violation of US export laws.

2. Please tell us whether any of the above-referenced customers are key or significant customers to your business.

We supplementally advise the Staff that none of the above-referenced customers are key or significant customers to our business.

3. Please tell us whether your software or other service/product agreements contain restrictions regarding the download or use of your products or applications by persons in Iran, Syria, Sudan or Cuba.

We supplementally advise the Staff that the Company’s software and other service/product agreements include restrictions on the download or use of Company products and applications in Iran, Syria, Sudan or Cuba. The Company’s standard license agreement includes the following export control provision:

“Export Control. Customer agrees (i) to comply fully with all relevant export laws and regulations of the United States, including the U.S. Export Administration Regulations, and (ii) not to export, or allow the export or re-export of, the Products or any components thereof or any Confidential Information of Saba in violation of such laws and or regulations, or without all required licenses and authorizations.”

4. Please tell us whether any of your software or applications are dual use items and/or items that are included on the Department of Commerce’s Commerce Control List.

We supplementally advise the Staff that none of the Company’s software or applications are dual use items and/or items that are included on the Department of Commerce’s Commerce Control List.

We further supplementally advise the Staff that the U.S. origin products of the Company are included on the Department of Commerce’s Commerce Control List, which applies to all items of U.S. origin (unless exclusively covered by another regulatory regime). Where necessary, the Company has obtained appropriate approvals from the Bureau of Industry and Security (“BIS”) for the export of its products. For example, the Company’s Centra product was classified by BIS under Export Control Classification Number (“ECCN”) 5D002 and is eligible for export without any BIS export license pursuant to license exception ENC. (See BIS CCATS No. G032484 issued October 28, 2003.) Other Company software products are classified under either ECCN EAR99 or 5D992 (for those products with limited encryption functionality). These ECCNs permit the export to all countries (other than the US sanctioned countries) without a BIS export license.

5. Please discuss the materiality of your contacts with Iran, Syria, Sudan and Cuba described in response to the foregoing comments and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

We supplementally advise the Staff that, as indicated above, the Company does not have any contacts with Iran, Syria, Sudan or Cuba. Accordingly, the Company respectfully submits that there is no material investment risk for the Company’s security holders relative to any contact with Iran, Syria, Sudan or Cuba.

Form 10-K for Fiscal Year Ended May 31, 2011

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 54

6. We note that a significant amount of your revenue is generated from outside the United States. We also note the company has a significant amount of cash and cash equivalents as of May 31, 2011. Tell us your consideration to disclose the amount of cash and investments that are currently held outside of the United States and the amounts, if any, that are subject to restriction from and/or additional taxes upon repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

In response to Staff’s comment, we have included the following additional disclosure on page 30 of the Company’s most recent Form 10-Q filed with the Commission on January 6, 2012:

“Cash and cash equivalents included $9.8 million held by our foreign subsidiaries as of November 30, 2011. If we decide to distribute or use such cash and cash equivalents outside those foreign jurisdictions, including a distribution to the U.S., we may be subject to additional taxes or costs.”

To the extent applicable to future periodic reports, we intend to include appropriate disclosure regarding the amount of cash and investments that are currently held outside of the United States and the amounts, if any, that are subject to restriction from and/or additional taxes upon repatriation.

Item 8: Financial Statements and Supplementary Data

Note 9. Income Tax, page 85

7. We note you disclose on page 86 that you have not provided for U.S. income taxes on certain non-U.S. subsidiaries for which the earnings are permanently reinvested. However you do not disclose this amount. As it appears you have significant international operations, please tell us your consideration for providing the disclosures required by ASC 740-30-50-2.

We supplementally advise the Staff that accumulated undistributed earnings of foreign subsidiaries, which are permanently reinvested, were $7.7 million as of May 31, 2011. We determined that, as of May 31, 2011, the amount of U.S. taxes on non-US subsidiaries’ earnings would be immaterial due to the Company’s significant current year and accumulated tax net operating losses in the U.S. In addition, the Company assessed significant foreign jurisdictions and also determined that the amount of any withholding taxes would not be significant. Accordingly, such amounts were not included in the disclosure.

To the extent applicable to future periodic reports, we intend to include appropriate disclosure required by ASC 740-30-50-2, including the amount of accumulated undistributed earnings of foreign subsidiaries that are permanently reinvested, along with disclosure of why no deferred tax liability has been calculated. Consistent with the year ended May 31, 2011, we expect the amount of U.S. taxes on undistributed earnings of foreign subsidiaries to be immaterial in the foreseeable future because of the Company’s significant tax net operating losses in the U.S., as noted above.

Form 10-Q for Fiscal Quarter Ended August 31, 2011

Note 10. Litigation, page 13

8. We note these disclosures describe the history of three ongoing litigation matters related to the Saba Software initial public offering, Centra’s initial public offering, and a claim of patent infringement by Centra. Please clarify for us whether there are any probable and reasonably estimable losses related to these contingencies. Further if there is at least a reasonable possibility that a loss may have been incurred, in your next periodic filing, consider either disclosing an estimate (or, if true, stating that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50. Additionally, to the extent your accrued liabilities for these matters are material, tell us your consideration to provide disclosures pursuant to ASC 450-20-50-1.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

In response to Staff’s comment, we have included the following additional disclosure on page 16 of the Company’s most recent Form 10-Q filed with the Commission on January 6, 2012:

“The Company reviews the status of each litigation or other relevant claim and records a provision for a liability when it is considered both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions, if any, are reviewed quarterly and adjusted as additional information becomes available. If either or both of the criteria are not met, the

Company assesses whether there is at least a reasonable possibility that a loss, or additional losses, may have been incurred. If there is a reasonable possibility that a loss may have been incurred, the Company discloses the estimate of the amount of loss or range of loss, discloses that the amount is immaterial, or discloses that an estimate of loss cannot be made, as applicable.

Based upon the Company’s understanding of the asserted claims outstanding, including the matters disclosed above, its anticipated litigation defenses, and discussions to date with the claimants, the Company currently cannot make a reasonable estimate of the reasonably possible losses or range of losses, if any, arising from each litigation or other relevant claim. However, an unfavorable outcome in any specific litigation could materially and adversely affect the Company’s business, financial condition or results of operations.”

With respect to the litigation matters disclosed in Note 10, the Company’s conclusions, at the time the Company filed the Form 10-Q for the fiscal quarter ended August 31, 2011, as well as at the time the Company filed its most recent Form 10-Q for the for the fiscal quarter ended November 30, 2011, were based on the following:

(i) Disclosed litigation relating to the Saba Software initial public offering and the Centra initial public offering. The Company had concluded that a loss was remote. On January 10, 2012, subsequent to the filing with the SEC of the Company’s most recent Form 10-Q, a Stipulation of Dismissal was filed with the U.S. Court of Appeals for the Second Circuit bringing both matters to final conclusion. The Company did not incur any loss in connection with the final disposition of the matters.

(ii) Disclosed litigation relating to the claim of patent infringement by Centra. The Company had concluded that (i) a loss was reasonably possible and (ii) that a reasonable estimate of the reasonably possible loss could not be made. Although the matter was first brought over eight years ago, the two patents at issue were re-examined by the U.S. Patent and Trademark Office. One patent was cancelled in its entirety and the other patent’s original claims were canceled, but certain newly-added claims were allowed. The U.S. Patent and Trademark Office conducted a second re-examination of the surviving patent and just recently concluded its re-examination with a patent certificate being issued on October 4, 2011. The patent that issued on October 4, 2011 was significantly revised during the re-examination process. On October 17, 2011, the claimant filed an amended complaint against the Company asserting infringement of the revised claims under the surviving patent.

At the time the Company filed the Form 10-Q for the fiscal quarter ended August 31, 2011, the surviving patent had only been issued for two days and the claimant had not filed an amended complaint. Accordingly, at this time the basis for the claimant’s case was uncertain, making it impossible for the Company to make a reasonable estimate of the reasonably possible loss.

At the time the Company filed the Form 10-Q for the fiscal quarter ended November 30, 2011, the surviving patent, as amended, had only recently been issued and the amended complaint only recently filed. Given the complexity of the infringement claim and the brief period of time that lapsed from the dates of the patent re-issue and filing of the amended complaint, the Company has had only limited time to understand the revised patent claims. In addition, the Company and claimant have not agreed on the construction of the claims, without which the interpretation of the patent varies widely. Claim construction will be determined by the court.

Furthermore, the court has yet to rule on whether the patent was amended to an extent that eliminates any liability prior to the issuance of either the first or second re-examination certificate. If the court determines that there is no pre-certificate liability before either of the first or second re-examination certificate, the amount of any potential loss will be substantially different. For example, if the court concludes that the patent was materially amended during the second re-examination, there will be no potential liability for the period prior to the issue date of the second re-examination certificate (October 2011).

Based on its current understanding, the Company believes that it does not infringe the amended patent claims and that it has other defenses available to it, including patent invalidity. Based on the Company’s non-infringement position and available defenses, and the potential absence of pre-certificate liability, the Company concluded that a reasonable estimate of the reasonably possible loss could not be made.

The Company respectfully submits that its disclosures are consistent with the guidance in ASC 450-20-50. Specifically, the Company records accruals for loss contingencies when management is able to conclude that a loss is both probable and reasonably estimable, as required under ASC 450-20-25-2. When a loss is both probable and estimable, the Company discloses the amount of any material accrual for litigation loss contingencies as required by ASC 450-20-50-1.

When a loss is not both probable and estimable, the Company assesses whether disclosure of a loss contingency should be made (even where an appropriate accrual cannot be determined) based on whether there is at least a reasonable possibility that a loss or an additional loss may have been incurred. In determining whether an estimate of a reasonable possible loss or range of loss can be made, the Company reviews all of the facts and circumstances relating to each legal proceeding. Among other things, the Company assesses with respect to each litigation, the type of claim, the theories of asserted liability, the stage of the proceedings and discussions with claimants, whether the claim is an individual claim or an alleged class action, the Company’s defenses and the Company’s and others’ past experiences with respect to similar claims. These matters are reviewed with internal legal resources as well as with outside counsel, senior management, accounting and finance.

To the extent applicable to future periodic reports, we intend to include appropriate disclosure consistent with ASC 450-20-50.

*****

In connection with our response, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned if you have any questions regarding any of the Company’s responses.

Sincerely,

/s/ Peter Williams
Peter Williams
Executive Vice President, Corporate Development
Saba Software, Inc.